SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: June 6, 2007

ELTEK Ltd.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Wins First Sizable PCB Order from a Major Foreign Military and Aerospace Conglomerate

—	The $700,000 initial order represents the first stage of larger project potentially worth $2 million for Eltek
—	Deliveries under the $700,000 order will begin in Q3 2007 and are expected to continue through 2008 with $450,000 to be supplied in the second half of 2007

PETACH-TIKVA, Israel, June 4, 2007 – Eltek Ltd. (NasdaqCM: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced that a major foreign military and aerospace conglomerate has placed an order for PCBs that will be used in the production of advanced mission critical military equipment. This order is valued at $730,000 and deliveries are anticipated to commence in the third quarter of 2007 with $455,000 to be supplied in the second half of 2007.

“This competitive win signifies the first sizeable order received from this valued customer, further reflecting the growing recognition that Eltek’s market leading technological and highly reliable manufacturing capabilities are gaining worldwide,” said Arieh Reichart, President and Chief Executive Officer of Eltek. “Furthermore, this initial order represents the first stage of a larger project potentially worth $2 million for Eltek. The customer’s decision regarding the selection of the PCB supplier for the remainder of the project is expected to be taken in the near future. “

Reichart added, “We are pleased with our recent successes in ramping up revenue contributions from successful customer engagements, as they reinforce our already strong position in key high – end verticals and provide us with increased marketing momentum and visibility.”

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. The company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the company’s filings with the United States Securities and Exchange Commission.